

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

November 23, 2021

<u>Via Email</u>

Gary F. Murtagh
C. M. Life Insurance Company
1295 State Street
Springfield, MA 01111
gmurtagh@massmutual.com

   Re: C. M. Life Variable Life Separate Account I
     Registration Statement on Form N-6
     File No. 333-259818

Dear Mr. Murtagh:

  On September 27, 2021, you filed a registration statement on Form N-6 on behalf of C. M. Life Insurance Company (the "Company") and its separate account, C. M. Life Variable Life Separate Account I (the "Registrant"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

3. Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Prospectus

Page 1 – Cancellation Legend

4. In the last sentence of this paragraph, disclosure states, "You should review the prospectus, or consult with your investment professional, for additional information about the specific calculation terms that apply." Please change "calculation" to "cancellation," or confirm that you intended to use "calculation." *See* Item 1.a.8. of Form N-6.

Page 5 – Important Information You Should Consider About the C. M. Life Electrum Select Life Insurance Policy

5.   Please ensure that the headings at the top of the columns are centered. *See* Item 2 of Form N-6.

Page 5 – Ongoing Fees and Expenses

6.   In the description of ongoing fees and expenses, disclosure states, "Those fees and expenses may be based on characteristics of the Insured (e.g., age, sex, and risk classification)." Please change "may be" to "are set." *See* Item 2, Instruction 2.c.i. of Form N-6.

7.   Please confirm that amounts listed in the "Annual Fee" table will be based on gross expenses (before fee waivers). *See* Item 2, Instruction 2.c.ii.A. of Form N-6.

Page 8 – Investment Professional Compensation

8.   The last sentence states, "This conflict of interest may influence your registered representative to recommend this policy over another investment." Please add "offer or" before "recommend." *See* Item 2, Instruction 3.e.6.a. of Form N-6.

Page 11 – Transfer Fee

9.   In the heading titled, "Transfer Fee," please revise to state, "Transfer Fees." *See* Item 4 of Form N-6.

Page 21 – Mortality & Expense Credit

10.   In the first sentence, Appendix B is titled, "Mortality & Expense Credit." Elsewhere, including Appendix B, the title is "Mortality and Expense Risk Credit." Please revise to be consistent.

11.   Please supplementally provide more detail about the purpose and mechanics of the Mortality & Expense Risk Credit. It is unclear what you mean by "payments" received from certain investment funds.

Page 23 – Purchasing a Policy

12.   Please state the minimum subsequent premium. *See* Item 9.a.1. of Form N-6.

Statement of Additional Information

Non-Principal Risks

13.   Please confirm that all non-principal risks have been disclosed or that there are none. *See* Item 21 of Form N-6.

Part C

Hyperlinks

14. Please ensure that all exhibits listed in Part C include a hyperlink (e.g., Exhibit (h)i.n. Lord Abbett Series Funds 1. Fund Participation Agreement as of February 7, 2017). *See* Item 30, Instruction 4 of Form N-6.

Exhibit (r) – Initial Summary Prospectus

15. Please ensure that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

Exhibits – General

16. Please file any missing exhibits, including the opinion and consent of counsel and the auditor's consent.

*   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: Keith Carpenter, Senior Special Counsel
         Christian Sandoe, Assistant Director